UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐    Merger

☐    Liquidation

☒    Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Bergstrom Financial Group Trust
3.	Securities and Exchange Commission File No.: 811-24137
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? ☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Bergstrom Financial Group Trust

1300 Godward St. NE, Suite 5500

Minneapolis, MN 55413

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bo Howell

FinTech Law, LLC

6224 Turpin Hills Drive

Cincinnati, OH 45244

(513) 991-8472

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

Drew Bergstrom

BlockBridge Investments, LLC

1300 Godward St. NE, Suite 5500

Minneapolis, MN 55413

(651) 379-3931

8.	Classification of fund (check only one): ☒ Management company;

☐     Unit investment trust; or

☐     Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): ☒ Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlockBridge Investments, LLC

1300 Godward St. NE, Suite 5500

Minneapolis, MN 55413

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None. The Trust has never made a public offering of its securities and does not propose to make a public offering of its securities or engage in business of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and addressees):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes          ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15.(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes          ☒ No

If Yes, state the date on which the board vote took place:

If No, explain: No, the board of trustees was never constituted for the Trust. The Trust was formed as a Delaware statutory trust on October 16, 2025, when Drew Bergstrom, as sole initial trustee, executed and filed a Certificate of Trust with the Secretary of State of the State of Delaware. A copy of the Certificate of Trust is attached to this application as Exhibit A. The Trust was abandoned before its organization was completed. The Trust never held an organizational meeting; no additional trustees and no officers were ever elected or appointed; and the Trust’s Agreement and Declaration of Trust and Bylaws were never adopted or executed (each was identified in the Trust’s registration statement on Form N-1A as “to be filed by amendment” and was never filed). The Trust never commenced investment operations, never issued or sold any shares, and never had any shareholders.

Because the sole initial trustee was the only person ever authorized to act on behalf of the Trust, the decision to abandon the Trust’s registration was made by Drew Bergstrom in that capacity. As sole initial trustee, Mr. Bergstrom authorized the filing of the Trust’s Notification of Registration on Form N-8A and its registration statement on Form N-1A (File No. 333-291534), which was never declared effective, and, upon determining that the Trust would not commence operations, authorized the withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933 (Form RW filed September 2, 2026) and the filing of this application.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes          ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: There are no shareholders; the Trust has never issued or sold any shares.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes          ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:
(b)	Were the distributions made on the basis of net assets?

☐ Yes          ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes          ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes          ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes          ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐ Yes          ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes          ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes          ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes          ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes          ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:
(ii)	Accounting expenses:
(iii)	Other expenses (list and identify separately):
(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes          ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes          ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes          ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-________

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Bergstrom Financial Group Trust, (ii) he is the sole initial trustee of Bergstrom Financial Group Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application, as amended, have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Drew Bergstrom
Drew Bergstrom
Sole Initial Trustee

EXHIBIT A

Certificate of Trust of Bergstrom Financial Group Trust

Filed with the Secretary of State of the State of Delaware on October 16, 2025

(Attached)